UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form 10-D
           ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: April 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not Applicable
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
     Hayes Lemmerz International, Inc.

Full Name of Registrant
     Not Applicable

Former Name if Applicable
     15300 Centennial Drive

Address of Principal Executive Office (Street and Number)
     Northville, Michigan 48168

City, State and Zip Code

PART II
RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously reported, on May 11, 2009, Hayes Lemmerz International, Inc. (the “Company”) and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As a result of the demands that the bankruptcy filings have placed on the time and attention of the Company’s management, including negotiating and obtaining debtor-in-possession financing, the Company has been unable to complete the work necessary to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2009 (the “Form 10-Q”), within the prescribed period without unreasonable effort or expense. [The Company intends to file the Form 10-Q as soon as practicable.]
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Patrick C. Cauley	(734)	737-5075

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of	☑ Yes	☐ No

1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes	☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company anticipates that its results of operations to be included in the Form 10-Q will include significant changes from the results of operations reported for the fiscal quarter ended April 30, 2008. Any expected results noted for the first fiscal quarter of 2009 are not final and are subject to revision prior to the Company’s filing of the Form 10-Q.
     Total sales for the fiscal quarter ended April 30, 2009, are expected to be approximately $258 million, a decrease of approximately 55% from the corresponding fiscal quarter ended April 30, 2008. The reduction in sales was primarily the result of substantially lower production volumes at North American and European vehicle manufacturers, which have been negatively affected by the global recession and troubled capital and credit markets. As a result of the unprecedented decline in volumes, the Company expects a slight gross loss for the fiscal quarter, compared to a gross profit of $63.7 million in the corresponding fiscal quarter ended April 30, 2008. In addition, net losses are expected be significantly worse than the net loss of $12.8 million in the corresponding fiscal quarter in the prior year.
Hayes Lemmerz International, Inc.

(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 10, 2009	By:	/s/ Patrick C. Cauley
Vice President, General Counsel and Secretary